Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2008

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel in 2007 and approximately 60 million tonnes of crude steel production for the six months ended June 30, 2008. ArcelorMittal had sales of $105.2 billion and steel shipments of 109.7 million tonnes for the year ended December 31, 2007. ArcelorMittal had sales of $67.6 billion and steel shipments of 59 million tonnes for the six months ended June 30, 2008. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the Commonwealth of Independent States (“CIS”) and has a growing presence in Asia, particularly in China. As of June 30, 2008, ArcelorMittal had approximately 322,000 employees.

In 2006, our predecessor company Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by production volume.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical. It is affected significantly by general economic conditions and other factors, including worldwide production capacity and fluctuations in steel imports/exports and tariffs. The steel industry has experienced a cyclical uptrend in recent years, primarily driven by the continued increase in Chinese production and Chinese and emerging market consumption of steel products. While blunted somewhat by recent economic uncertainty, this trend—combined with the growing upward pressure on the costs of key production inputs, primarily coal and iron ore, alloys, energy and transportation and logistics—presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, vertical integration, geographic diversification, customer service and cost reduction.

ArcelorMittal’s revenues are predominantly derived from the sale of flat, long and stainless steel products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic conditions and available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of the worldwide balance of supply and demand conditions at the time such sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional, and price increases in steel may lag price increases in production costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by short term availability and speculative stock building.

Economic Environment 1

The global economy recorded strong growth in 2007, with gross domestic product (“GDP”) increasing 3.9% in real terms; slightly below the growth rate experienced in 2006 (4.1%) but above the average of the preceeding five years. This outcome was despite weaker growth in the mature economies of the European Union, North America and Japan. The performance was due primarily to strong growth in emerging markets, such as China, India and other Asian countries, Middle East, Africa, South America, and central and eastern Europe. Economic growth in the United States began to slow significantly in the last quarter of 2007, as the credit crisis and falling real estate market adversely affected other sectors of the economy. Slower growth in the United States continued in the six months ended June 30, 2008, falling to 1.4% year-on-year on an annualized basis. Growth in the European Union (EU 27) was postive with an increase of 2.3% year-on-year (in the first quarter of 2008), but stalled in the second quarter, as the strong euro, high energy prices and the slowdown in the United States began to weigh on the EU economies. Despite continuing strong growth in other countries, the slowdown in the United States and Europe reduced global growth to 3.5% in the six months ended June 30, 2008, down from 3.8% in the six months ended June 30, 2007.

1 GDP and Industrial production estimates sourced from Global Insight (August 15, 2008).

In the first half of 2008, high oil and natural gas prices continued to benefit the major oil and natural gas-exporting countries of the CIS and the Middle East, while high commodity prices supported growth in both Africa and Latin America. India and China continued to underpin strong real GDP growth in emerging Asian economies of an estimated 7.5% in the first half of 2008, down slightly from 8.2% in the same period of last year.

Global industrial production increased 3.8% during 2007, slightly weaker than 2006 but still strong as a result of robust investment particularly in emerging markets. Industrial output in non–Organisation for Economic Co-operation and Development (“OECD”) countries in 2007 was up 8.3% year-on-year, whereas in the more mature OECD economies of the United States, Japan and Western Europe, industrial output growth slowed to 2.5% in 2007 from a rate of 3.1% in 2006. These trends continued in the six months ended June 30, 2008, as global industrial production growth slowed to 3.1% over the first half of 2007, with growth in OECD economies slumping to 1.3% period-on-period while non-OECD markets continued to grow at a rate of 8.6%.

This economic growth, and with it the accompanying growth in capital spending, led to continued strong steel demand in emerging markets. Although steel demand in more developed countries was weaker in the first half of 2008, the shortage of internationally traded steel products in these countries due to the strength of demand from emerging markets has thus far prevented a significant imbalance between supply and demand in the steel product markets from developing.

Steel Production 2

In 2007, world crude steel production increased 7.2% to 1.32 billion tonnes, as compared with 1.23 billion tonnes in 2006. This total represented the highest level of crude steel production in history, but the growth rate slowed from an average of 8.3% over the previous five years and from a rate in excess of 10% in 2006. The increase in production in 2007 was again primarily led by China which, despite slowing growth rates through the year, increased production by 62.5 million tonnes, or 15%, to 487.6 million tonnes. Steel production in 2007 increased 1.7% to 210 million tonnes in the European Union, by 6.5% to 48.3 million tonnes in South America and by 3.8% to 124.4 million tonnes in the CIS. However, steel production fell in the United States by 1.3% to 97.2 million tonnes and rose by only 0.3% in North America overall, to 131 million tonnes.

World crude steel production increased by 5.6% to 694.8 million tonnes for the six months ended June 30, 2008, as compared to the six months ended June 30, 2007. This increase was led primarily by China, which increased production by 22.5 million tonnes, or 9.3%, to 262 million tonnes. Global production outside China rose by approximately 15 million tonnes, or 3.5%, as steel production increased by only 0.1% to 108.5 million tonnes in the European Union , and by 3 million tonnes, or 4.9%, to 69.1 million tonnes in North America. More significant increases in steel production occurred in Turkey (up over 10.6% to 14.2 million tonnes), Brazil (up 6.9% to 17.5 million tonnes) and South Korea (up 6.5% to over 27 million tonnes).

Trade and Import Competition

After increasing in 2006 and 2007, import competition fell in the European Union during the first five months of 2008. The import penetration ratio (imports/market supply) fell to approximately 15% during this period from 19% (47.8 million tonnes) for 2007 as a whole, as imports dropped to 12.6 million tonnes from 16 million tonnes in the first five months of 2007.

Historically, imports have played a significant role in the United States. Total finished imports reached a historic record of almost 34 million tonnes in 2006 leading to an import penetration ratio of approximately 28%. However, steel demand in the United States contracted in 2007, as a downturn in residential construction, the automotive industry and significant de-stocking affected steel prices. Finished steel imports of approximately 25.5 million tonnes in 2007 (import penetration ratio of approximately 23%) represented a decline of 25% from 2006. Finished imports declined further to 12.6 million tonnes in the year to June 30, 2008, down 13% versus the same period a year earlier, according to Census Bureau data.

2 Source: International Iron and Steel Institute

Consolidation in the Steel Industry

The steel industry has experienced a consolidation trend in recent years.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, the other notable merger of 2007 was that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation. Recently, CIS producers like Evraz and Severstal as well as Gerdau (Brazil), have made acquisitions in North America, Europe and Souh America. Additional merger and acquisition activity between companies of smaller size continues to take place.

Steel industry consolidation is also expected to take place in China. The government of China has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will eventually account for 50% of national production. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. The China Iron & Steel Association has indicated that it would continue encouraging cross-regional and cross-provincial mergers and acquisition and it will allow larger enterprises to play a predominant role in the future of the industry. An example of one such merger is the founding of the Shandong Iron and Steel Group, which is the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group.

Recent and expected future industry consolidation should foster the ability of steel producers and the steel industry in general to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale. Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally, helping to make less likely a re-emergence of the chronic overcapacity that plagued the industry during the 1973 to 2003 period. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The recent wave of steel industry consolidation followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers. In addition, scrap suppliers are beginning to form larger and stronger groups, such as that resulting from the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This “upstream” consolidation would continue further if BHP Billiton is successful in its offer for Rio Tinto, as the transaction would combine two of the largest iron ore producers in the world.

Raw Materials

ArcelorMittal consumes large amounts of raw materials. Its primary raw material inputs are iron ore, solid fuels, metallics, alloys, electricity, natural gas and base metals. The increased global demand for steel, primarily as a result of the continuous strong demand from China and developing countries, has resulted in significant upward price pressure for these raw materials. While the impact on costs is partially mitigated by ArcelorMittal’s ownership of various mining assets and strategic contracts, sharp cost increases nonetheless affected its results for 2007 and for the first six months of 2008.

Iron Ore

Seaborne iron ore prices increased by 65% from April 2008 due to tightness in the seaborne iron ore market. This increase followed market price increases of 19% in 2006 and 9.5% in 2007.

On March 20, 2008, Companhia Vale do Rio Doce (“Vale”) and Italian steel producer Ilva agreed to an increase of 86.7% in the price of blast-furnace grade pellets, free on board (“FOB”) from Tubarão in southern Brazil, giving a reference price for the product of $2.2020 per iron unit. This increase represented more than a 65% increase in the price for iron ore (Southern System Fines) previously agreed between Vale and its other clients, reflecting high demand for pellets from blast furnaces and direct reduction mills.

On April 29, 2008, ArcelorMittal announced that it had signed new long-term contracts with Vale to supply iron ore and pellets to its plants in Europe, Africa and the Americas. Under these long-term contracts, which are the largest ever signed between a steel company and an iron ore supplier, Vale will supply approximately 480 million tonnes of iron ore and pellets to ArcelorMittal plants over the next ten years (2007-2016).

In late June 2008, Nippon Steel set the benchmark price for Australian iron ore with Rio Tinto, agreeing on a new lump price of 201.69 cents, up 96.5% from the prior year’s contract, and fine iron ore price of 144.65 cents, up 79.9%. These agreements reflect the very strong demand for these products across the world’s fastest growing markets, and freight differences with Brazil.

The short-term outlook for iron ore prices is for continued strong growth due, among other things, to strong demand (including continued demand from China and sustained Japanese demand on the back of strong steel production), the improving financial health of the world’s steel industry and possible further industry consolidation.

Coking Coal

Prices for coal settlements have increased significantly to date in 2008, from a benchmark reference price3 of $98 per tonne FOB in 2007, to $300 per tonne FOB in 2008. Flooding in Queensland, Australia in the first quarter of 2008 and continuing logistical issues have created critical shortages of coking coal that have affected the steel industry and coke production during the first half 2008. In addition, production of coking coals has been reduced in Eastern Europe and in CIS countries as a result of safety issues.

Spot prices for coking coal started to increase during the last quarter of 2007, and have continued to increase after the settlement of yearly contractual prices, reaching levels above $350 per tonne FOB at the end of June 2008. Normal production in Queensland is expected to resume during the second half of 2008 and expansion of port capacities in Australia is also expected to ease market conditions.

Chinese coke prices for 12.5% ash content rose to $675 per tonne FOB at the end of June 2008, up from $390-400 per tonne FOB in December 2007 and from $180 per tonne FOB in January 2007. This increase has mainly been driven by an increase in Chinese export taxes from 15% to 25% following January 1, 2008, and by a shortage of coking coal supply in the domestic market.

Short-term, metallurgical coal demand is expected to remain strong, with medium-term demand rising, as a result of strong growth in Asia. Demand for energy coal continues to grow in absolute terms as world electricity fuel demand increases, with prices fluctuating in the short term based on supply-demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.

Scrap

In the first half of 2008, benchmark prices for scrap across the globe increased significantly. The price of #1 Heavy Metal Scrap in the United States rose from approximately $130 per tonne in the fourth quarter of 2007 to an average of approximately $500 per tonne in the first half of 2008, and the price for type E3/Heavy Metal Scrap in Europe rose from approximately €270 per tonne ($420 per tonne) in the fourth quarter of 2007 to an average of about €430 per tonne ($660 per tonne) in the first half of 2008. During the second quarter of 2008, scrap prices dramatically increased amid tightening market conditions, increasing more than 61% in Europe and more than 52% in the US as compared to first quarter levels. The increases are principally the result of strong demand in the Asia and the Middle East (especially Turkey), coupled with a slump in Chinese scrap exports; although the trends have been partially offset by a surge in scrap exports from the United States. In addition, a weaker dollar has caused the United States to favour local production over imports, increasing local requirements and leading to a resurgence in US melt rates. Further, the recent economic slowdown has led to manufacturing activity being scaled back, which has in turn curtailed the generation of industrial scrap, while the recovery rates for obsolete scrap materials have increased as a result of high prices. As a consequence the prompt scrap premium over obsolete in the US has widened to a record of $265 per tonne. Pig iron and HBI (hot briquetted iron) prices increased even more sharply, due to pellet-ore shortages in Venezuela and logistical constraints in Brazil. Meanwhile, very high iron ore, coal and coke prices have led to a massive surge in pig iron production costs.

3 Reference price refers to the annual contract rate usually agreed upon by steel manufacturers and suppliers in the first half of each year, which is applied from April to March.

Alloys

The underlying price driver for bulk alloys is manganese ore prices. Manganese ore prices rose significantly from $4/dmtu in the first half of 2007 to $15/dmtu in the first half of 2008. The consolidation in manganese ore mining was the main cause of this development. Together with higher energy prices, power supply disruptions in South Africa and uncertainty regarding supply from China in view of the Olympics, have driven bulk alloys prices upward.

Average alloy prices4 between the first half of 2007 and the first half of 2008 increased 143% for High Carbon Ferro Manganese (HCFeMn), an increase of €1,085 per tonne ($1,697 per tonne), 135% for Medium Carbon Ferro Manganese (MCFeMn), an increase of €1,556 per tonne ($2,433 per tonne), 93% for Silico Manganese (SiMn), an increase of €772 per tonne ($1,207 per tonne), and 50% for Ferro Silicon (FeSi), an increase of €422 per tonne ($660 per tonne). Manganese metal5 prices increased 30%, an increase of €607 per tonne ($950 per tonne).

Base Metals

Key base metals used by ArcelorMittal are zinc for galvanizing and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc6

The price of zinc was $2,340 per tonne in January 2008, rising to around $2,700 by the beginning of March 2008, before falling gradually to an average of $1,852 per tonne as of July 2008. Overall, the price of zinc has fallen by approximately 21% since the beginning of the year.

The downward trend is fueled by increasing inventory levels, which almost doubled to 165,000 tonnes as of the first week of August 2008 as compared to year-end 2007 inventory of 88,000 tonnes. This increase has resulted from a combination of increasing concentrate supply from zinc mines, allowing metal production to return to higher levels, and reduced demand pressures flowing from the slowdown in the U.S. (and European) economies. The supply-demand fundamentals point to a significant surplus of zinc in 2008 and the next three years. Since the market is highly influenced by Chinese demand and supply, a 5% reduction in the export tax rebate announced by China in July 2008 could also significantly affect flows of Chinese zinc metals worldwide and therefore the LME zinc price.

Nickel

Nickel prices rose from $13,900 per tonne in January 2006 to $33,325 per tonne at the end of 2006, due to strong demand and weak supply. This rally continued in the first half of 2007, reaching an all time high of $54,000 per tonne. At the same time, LME nickel inventories continued to fall, from 35,944 tonnes in January 2006 to 6,594 tonnes in December 2006, to 4,000 tonnes by May 2007. Price increases were also supported by growing stainless steel production in China and strong overall demand worldwide.

However, in May 2007, demand for stainless steel began to weaken, particularly in the United States and Europe, where large-scale de-stocking by service centers eased third-quarter demand. The ensuing reduction in stainless steel production led to cancellations and postponements of nickel deliveries. Nickel prices fell to $26,000 per tonne at the end of 2007, as Nickel inventories rose to a level of 48,000 tonnes. Nickel prices as at June 30, 2008 were $21,600 per tonne.

4 Average prices based on CRU Europe Spot price index.

5 Metal Bulletin mid-average

6 Prices included in this section are based on the London Metal Exchange (LME) cash price

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have been affected by fuel price increases, such as for coal, uranium and natural gas. In Europe, carbon emission constraints have increased upward pressure on electricity prices.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canada and Mexico operations from the natural gas spot market or through short-term contracts entered into with local suppliers of natural gas with or without reference to spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements from markets applying oil based pricing systems.

The remaining natural gas consumption represents less than 20% of ArcelorMittal’s total consumption and is generally based in regulated markets.

Ocean Freight

Ocean freight rates remained high in the first half of 2008 as compared to 2007. Rates were temporarily lower during the first quarter due to commodity supply constraints, but rates returned to historically high levels during the second quarter. The outlook for the rest of year for the freight market is that it will remain volatile but strong. However, it is expected that rates could soften due to an increase in supply of new vessels, even in spite of high demand due to strong economies in China, India and other emerging market countries. In order to avoid exposure to volatility and to reduce freight costs, ArcelorMittal plans to increase its use of long-term chartered vessels and other captive vessels beginning in 2009.

Steel Price Trends in 2007 and 2008

In March 2008, the International Iron and Steel Institute (“IISI”) forecast that worldwide apparent steel use will rise by 6.8% in 2008 against 2007. Global growth in apparent steel consumption was above this rate in the first half of 2008, with a decline expected in the second half of 2008. Demand for steel products in Brazil, Russia, India and China, as well as emerging Asian markets, the Middle East and the CIS regions was exceptionally strong in the first half of 2008. Coupled with a shortage of available raw materials, particularly coking coal, this led to a shortage of internationally tradable steel.

The relative steel shortage and strong increases in raw material prices led to steel price increases at the end of 2007 and during the first half of 2008. In particular, on November 19, 2007, ArcelorMittal announced price increases for flat steel products in the North American and European markets in response to raw material and energy cost increases projected for 2008.

In Europe, slower but positive growth in steel demand and falling imports into the region caused a shortage of material. On February 5, 2008, ArcelorMittal announced flat carbon steel price increases of 12% to 15%, setting a new base price level of €560 per tonne ($830 per tonne) for hot band in Europe. For commercial grade plates, prices were increased by €50 per tonne ($75 per tonne). With this announcement, the price level of its European flat products were aligned with recent global price developments, where steel prices had increased by $100 to $180 per tonne in response to cost increases for raw materials, energy and logistics. A further price increase to €600 per tonne ($930 per tonne) was made on March 5, 2008, and raised to €640 ($995 per tonne) later in March for second-quarter deliveries. By the beginning of the third quarter of 2008, the price for hot rolled coil in Europe reached levels of €730 per tonne ($1,150 per tonne).

Real steel demand in the US market declined in the first half of 2008 but exceptionally low inventories following a stock drawdown through 2007 and low imports meant that supply was constrained. Having previously implemented an average $20 per tonne price increase for strip mill products in the fourth quarter of 2007, ArcelorMittal announced a further increase of $40 per tonne for deliveries as of January 1, 2008. On top of rising raw material prices, US prices were below prevailing global market levels, and low inventories and falling steel imports forced a realignment of US prices with global market levels. Hot rolled coil prices were raised to $670 per short ton for March deliveries, then to $700 per short ton for April deliveries, $820 per short ton for May deliveries and finally $1,020 per short ton for June deliveries. Steel prices have continued to rise in the US into the third quarter of 2008.

Impact of Exchange Rate Movements

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that sale in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries purchase raw materials, including iron ore, in U.S. dollars, but sell finished steel products in other currencies. Consequently, a general rise in the value of the U.S. dollar will increase the cost of raw materials and decrease the value of our sales, thereby shrinking our operating margins. One region which would be particularly affected by such a rise is Western Europe.

ArcelorMittal also faces translation risk, which arises when ArcelorMittal translates the income statements of its subsidiaries into U.S. dollars for inclusion in the ArcelorMittal consolidated financial statements. In particular, a significant portion of the sales of ArcelorMittal’s subsidiaries are denominated in euros, Canadian dollars, Brazilian real and South African rand. Consequently, a rise in the value of the U.S. dollar against these currencies would result in a translation loss, reducing the gross margin in U.S. dollars.

During the six months ended June 30, 2008, the U.S. dollar weakened in general against currencies of the jurisdictions in which ArcelorMittal operated. The U.S. dollar weakened against the Central and Eastern European currencies (including Polish zloty, Czech koruna, Romanian leu and Kazakh tenge), Canadian dollar, Brazilian real, Mexican peso and euro. The U.S. dollar strengthened against the South African in first six months of 2008 as compared to 2007.

Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements and related notes appearing in its annual report on Form 20-F for the year ended December 31, 2007, and the unaudited condensed consolidated balance sheet as of June 30, 2008 and unaudited condensed consolidated statement of income and cash flows for the six months then-ended, included in the Company’s filing on Form 6-K dated September 3, 2008

Prior to its acquisition of Arcelor in August 2006, ArcelorMittal reported the results of its operations based on their geographic location (Americas, Europe and Asia/Africa). Following the acquisition, ArcelorMittal restructured its operations to generally align them with the structure in place at Arcelor and the combined company’s new management structure. ArcelorMittal now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and Steel Solutions and Services (trading and distribution).

Note regarding Comparability

Divestments

The results as of and for the six months ended June 30, 2007 and for the six months ended June 30, 2008 include the results of the following subsidiaries until the dates of their disposals:

·	the disposal of Huta Bankowa Spólka z.o.o. in January 2007;

·	the disposal of Travi e Profilati di Pallanzeno in January 2007;

·	the disposal of Stahlwerk Thüringen GmbH in March 2007; and

·	the disposal of Sparrows Point in May 2008.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is primarily driven by operating cash flows. The following analysis presents key performance indicators by each reporting segment.

Six months ended June 30, 2008 as compared to six months ended June 30, 2007

Sales, Steel Shipments and Average Steel Selling Prices

ArcelorMittal’s sales were higher at $67.6 billion for the six months ended June 30, 2008, up from $51.7 billion for the six months ended June 30, 2007, primarily due to increases in average steel selling prices resulting from improved market conditions in our main markets.

ArcelorMittal’s steel shipments increased 6%, to 59.0 million tonnes for the six months ended June 30, 2008, from 55.7 million tonnes for the six months ended June 30, 2007. Market demand for our products remained particularly strong in the Flat Carbon Americas and Long Carbon Americas and Europe divisions, with higher demand also in the Flat Carbon Europe and Stainless Steel divisions. AACIS segments shipments decreased by 3.7% in line with market forces.

Average steel selling prices increased 20.4% for the six months ended June 30, 2008, as compared to the six months ended June 30, 2007. Average steel selling prices were higher in all segments, reflecting robust market demand, except for the Stainless Steel business where prices decreased 9.2%, primarily as a result of lower nickel prices.

The following table provides a summary of sales at ArcelorMittal by operating segment for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007:

	Sales for the six months ended June 30,(1)		Changes in
	2007 (in $ millions)	2008 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segment
Flat Carbon Americas	10,481	13,971	33	14	18
Flat Carbon Europe	17,445	21,139	21	4	23
Long Carbon Americas and Europe	13,233	17,550	33	9	31
AACIS	6,921	6,874	-1	-4	28
Stainless Steel	4,986	4,963	-	6	-9
Steel Solutions and Services	7,641	12,761	67	51	14

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 33% to $14.0 billion for the six months ended June 30, 2008, from $10.5 billion for the six months ended June 30, 2007. The increase was primarily due to higher shipments and average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment increased 14% to 15.0 million tonnes for the six months ended June 30, 2008 from 13.2 million tonnes for the six months ended June 30, 2007, this increase was primarily due to the strong market environment for our products in this segment. In addition, shipments were higher at ArcelorMittal Brasil following its capacity expansion project. The overall increase was nothwithstanding the sale on May 7, 2008 of ArcelorMittal’s Sparrows Point steel mill to OAO Severstal.

Average steel selling prices in the Flat Carbon Americas segment increased 18% for the six months ended June 30, 2008, as compared with the six months ended June 30, 2007, primarily due to the improved market for our products, particularly in South America and an increase in our ability to pass on increased input costs to our customers, as well as the appreciation of the Brazilian real.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment increased 21% to $21.1 billion for the six months ended June 30, 2008, from $17.4 billion for the six months ended June 30, 2007. This increase was primarily due to a 23% increase in average steel selling price and 4% increase in total steel shipments as the demand for our products remained strong particularly in Central and Eastern Europe.

Total steel shipments in the Flat Carbon Europe segment increased 4% to 19.3 million tonnes for the six months ended June 30, 2008, from 18.5 million tonnes for the six months ended June 30, 2007. This increase was a result of generally stronger demand for our products in Central and Eastern Europe.

Average steel selling prices in the Flat Carbon Europe segment increased 23% for the six months ended June 30, 2008, as compared with the six months ended June 30, 2007, primarily due to our ability to pass on increased input costs to our customers, the stronger euro and strong demand for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment increased 33% to $17.6 billion for the six months ended June 30, 2008, from $13.2 billion for the six months ended June 30, 2007, primarily due to a 9% increase in steel shipments and a 31% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 9% to 15.9 million tonnes for the six months ended June 30, 2008, from 14.6 million tonnes for the six months ended June 30, 2007.

Average steel selling price in the Long Carbon Americas and Europe segment increased 31% for the six months ended June 30, 2008, as compared to the six months ended June 30, 2007. This increase was primarily due to our ability to pass on increased input costs to our customers, and due to continuing strong demand for our products. The price increases were primarily in Europe and South America.

AACIS

Sales in the AACIS segment essentially flat at $6.9 billion for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007, with an increase in average selling prices offset by reduced shipment volumes.

Total steel shipments in the AACIS segment decreased 4% to 7.8 million tonnes for the six months ended June 30, 2008, from 8.1 million tonnes for the six months ended June 30, 2007.

Average steel selling price in the AACIS segment increased 28% for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007. This increase was primarily due to our ability to pass on increased input costs to our customers, and continuing strong demand for our products.

Stainless Steel

Sales in the Stainless Steel segment remained flat at $5.0 billion for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This was due to a 6% increase in shipments which was offset by a 9% decrease in average steel selling price. This price change was directly linked to nickel prices, which decreased during the period.

Total steel shipments in the Stainless Steel segment increased 6% to 1.1 million tonnes for the six months ended June 30, 2008, from 1.0 million tonnes for the six months ended June 30, 2007. This increase was supported by robust demand for stainless steel in Europe (particularly austenitic products) and a strong market for electrical and special carbon steels in Brazil. However, the ferritic market remained under competitive pressure.

Average steel selling price in the Stainless Steel segment decreased 9% for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007. Half year 2007 prices had benefited from the sharp revaluation of the nickel and the boost in base-prices which followed the speculative demand during that period.

Steel Solutions and Services

Sales in the Steel Solutions and Services segment increased 67% to $12.8 billion for the six months ended June 30, 2008 from $7.6 billion for the six months ended June 30, 2007, primarily as a result of strong market conditions. This increase was driven by a 51% increase in shipments and a 14% increase in average steel selling price.

Total steel shipments in the Steel Solutions and Services segment increased 51% to 11.2 million tonnes for the six months ended June 30, 2008, from 7.4 million tonnes for the six months ended June 30, 2007.

Average steel selling price in the Steel Solutions and Services segment increased 14% for the six months ended June 30, 2008 as compared to the six months ended June 30, 2007. This increase was primarily due to a strong market environment for our products in our main markets.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the six months ended June 30, 2008, as compared with the six months ended June 30, 2007:

	Operating Income Six months ended June 30,		Operating Margin
	2007 (in $ millions)	2008 (in $ millions)	2007 (%)	2008 (%)
Segments
Flat Carbon Americas	1,425	2,317	14%	17%
Flat Carbon Europe	2,288	2,823	13%	13%
Long Carbon Americas and Europe	2,330	2,788	18%	16%
AACIS	1,462	1,815	21%	26%
Stainless Steel	610	474	12%	10%
Steel Solutions and Services	318	443	4%	3%

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment for the six months ended June 30, 2008 increased 63% to $2.3 billion as compared with $1.4 billion for the six months ended June 30, 2007. The increase in operating income was primarily the result of increased average steel selling prices and increased shipment volumes, which were offset in part by increased input costs.

Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the six months ended June 30, 2008 increased 23% to $2.8 billion as compared with $2.3 billion for the six months ended June 30, 2007. The increase was primarily due to higher average steel selling prices and steel shipments, offset in part by increased input costs, as explained above.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the six months ended June 30, 2008 increased 20% to $2.8 billion, as compared with $2.3 billion for the six months ended June 30, 2007. The increase in operating income was primarily the result of increased average steel selling prices and increased shipment volumes which were offset in part by increased input costs, as explained above.

AACIS

Operating income for the AACIS segment for the six months ended June 30, 2008 increased 24% to $1.8 billion, as compared with $1.5 billion for the six months ended June 30, 2007. The increase in operating income was primarily the result of increased average steel selling prices offset by reduced volumes.

Stainless Steel

Operating income for the Stainless Steel segment for the six months ended June 30, 2008 decreased 22% to $474 million as compared with $610 million for the six months ended June 30, 2007, primarly due to a negative price-cost squeeze in Europe. In addition, the first half of 2007 benefited from a sharp revaluation of the nickel in inventories and the boost in base-prices that followed the speculative demand during that period.

Steel Solutions and Services

Operating income for the Steel Solutions and Services segment for the six months ended June 30, 2007 increased 39% to $443 million as compared with $318 million for the six months ended June 30, 2007, due primarily to improved shipment volumes and higher average steel selling prices.

Financing Costs

Net financing7 costs were 309% higher for the six months ended June 30, 2008, at $785 million, as compared with $192 million for the six months ended June 30, 2007. This increase resulted primarily from a lower gain of $169 million related to the fair value of financial instruments for the six months ended June 30, 2008, as compared with $224 million gain for the six months ended June 30, 2007; a loss of $104 million resulting from foreign exchange and other financing costs for the six months ended June 30, 2008, as compared to a gain of $292 million for the six months ended June 30, 2007; and a higher net interest expense (which includes interest on loans and pension obligations and bank fees) of $850 million for the six months ended June 30, 2008 as compared to $708 million for the six months ended June 30, 2007, primarily due to higher net debt (see “Liquidity and Capital Resources” below).

Income Tax

ArcelorMittal’s income tax expense for the six months ended June 30, 2008, decreased to $1,529 million as compared with $2,021 million for the six months ended June 30, 2007. The effective tax rate decreased to 14.8% for the six months ended June 30, 2008, as compared to 25.5% for the six months ended June 30, 2007, on income before taxes of $10,331 million and $7,927 million, respectively. The effective tax rate was lower for the six months ended June 30, 2008, mainly due to a change in the geographical mix of ArcelorMittal’s sources of income and a corresponding decrease in the blended statutory tax rate.

Minority Interest

Minority interest in the income of subsidiaries was $592 million for the six months ended June 30, 2008, as compared with $933 million for the six months ended June 30, 2007.

This decrease is primarily due to minority interests that existed during the 2007 period but not in the 2008 period due in particular to the acquisition of minority interests in the interim, consisting of Acindar ($44 million), ArcelorMittal Brasil ($119 million), CST ($130 million), and Arcelor ($179 million). The decrease was partially offset by higher net income in the 2008 period at certain subsidiaries with minority shareholders, including ArcelorMittal South Africa and Sonasid, as well as the addition in the 2008 period of newly acquired companies with minority shareholders, the effects of which were partially offset by ArcelorMittal’s acquisition of minority interests in ArcelorMittal Inox Brasil.

Net Income (including minority interests)

ArcelorMittal’s net income (including minority interests) for the six months ended June 30, 2008, increased to $8,802 million from $5,906 million for the six months ended June 30, 2007, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

7 Net financing costs include net foreign exchange and other financing costs, net interest expense and revaluation of financial instruments.

In management’s opinion, ArcelorMittal’s financing facilities are adequate for its present requirements. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

The Company had total liquidity of $15.8 billion, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $7.5 billion and available bank lines of $8.3 billion as of June 30, 2008, compared to $16.4 billion as of June 30, 2007.

Long-term debt, net of current portion, plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, was $30.7 billion ($23.2 billion as at June 30, 2007). Most of the external debt is borrowed by the parent company on an unsecured basis. As of June 30, 2008, ArcelorMittal’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. In addition, some of the debt of ArcelorMittal’s operating subsidiaries is secured by liens on specified assets of the relevant subsidiary. Under some of the loan agreements and bonds outstanding, ArcelorMittal’s operating subsidiaries are required to comply with certain financial covenants. As of June 30, 2008, ArcelorMittal’s operating subsidiaries were in compliance with all such covenants. Gearing8 at June 30, 2008 was 46% as compared to 42% at June 30, 2007. Total debt has increased primarily due to investments, increased working capital needs and share buy-backs, and the acquisition of minority interests in Arcelor Brasil.

As of June 30, 2008, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries (excluding ArcelorMittal Finance debt as of June 30, 2008, the majority of which is guaranteed). Certain of ArcelorMittal’s debt facilities and its guarantees have provisions whereby a default by any borrower within the ArcelorMittal companies could, under certain circumstances, lead to defaults under other ArcelorMittal credit facilities. Any possible invocation of these cross default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

Financings

On April 7, 2005, the Company and certain subsidiaries signed a five-year $3.2 billion credit facility (consisting of a $1.7 billion term loan and a $1.5 billion revolving credit facility) with a consortium of banks. The credit agreement was amended in February 2007 to align it with the terms of the €17 billion credit facility (discussed below). The outstanding amount under this facility at December 31, 2007 and at June 30, 2008 was $2.7 billion.

On December 30, 2005, the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to $800 million with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

On November 30, 2006, the Company entered into a €17 billion credit agreement (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilties (a €4 billion term loan facility and €3 billion revolving credit facility). All of these refinanced facilities were repaid and cancelled in December 2006. The €12 billion term loan facility started its repayments as foreseen in the agreement and on November 30, 2007, an equivalent amount of €2.4 billion was repaid. The €5 billion revolving credit facility remains available and was used from time to time in 2007 and in the first half of 2008. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012. The outstanding amount under the €17 billion facility at June 30, 2008 was $18.4 billion.

On December 10, 2007, ArcelorMittal transferred a substantial portion (more than 95%) of its debt to ArcelorMittal Finance (formerly named Arcelor Finance), a Luxembourg governed corporate partnership limited by shares (société en commandite par actions). All of the outstanding debt of ArcelorMittal Finance is now and will continue to be fully and unconditionally guaranteed by ArcelorMittal.

8 Gearing is defined as (A) long-term debt, net of current portion plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.

On June 15, 2007, the Company signed an eight-year $100 million loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Temirtau. The proceeds of the loan will be used for modernization projects to improve safety measures in ArcelorMittal Temirtau’s coal mines. The loan bears interest based on LIBOR plus a margin.

In 2007 and 2008 ArcelorMittal Finance entered into bilateral credit facilities totaling €950 million. The proceeds of any borrowings under these facilities may be used for general corporate purposes. The outstanding amount under these credit facilities at June 30, 2008 was $394 million.

On May 13, 2008 ArcelorMittal Finance entered into a liquidity facility totaling $4,000 million. This credit facility has remained unutilized.

On July 24, 2007, a Belgian subsidiary of ArcelorMittal signed a €500 million five-year loan agreement which bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

In late 2007 and early 2008 , Standard & Poor’s Ratings Services raised its long-term corporate credit rating for ArcelorMittal to “BBB+” from “BBB” with a stable outlook; Fitch Ratings affirmed its rating of ArcelorMittal at “BBB” and revised its long-term Issuer Default Rating (IDR) outlook to Positive from Stable; and Moody’s Investors Service upgraded its rating of ArcelorMittal from Baa3 to Baa2.

On May 27, 2008, the Company issued US dollar-denominated bonds in two tranches totalling $3 billion. The US$1.5 billion notes due 2013 bear interest at the rate of 5.375%, and the US$1.5 billion notes due 2018 bear interest at the rate of 6.125%. For the entire duration of the bonds the fixed rate has been swapped into floating rate.

In June 2008, the Company entered into a hedging transaction in order to hedge USD dollar denominated raw material purchases through 2012. The hedging involves a combination of forward contracts and options in order to cap adverse effects due to market movements over the period. The program represents approximately 60-75% of the dollar outflow based on current raw materials prices for Flat Carbon Western Europe.

Earnings distributions

On September 27, 2006, ArcelorMittal announced that its Board of Directors had agreed upon a dividend and cash distribution policy. The policy aims to return each year to shareholders 30% of ArcelorMittal’s annual net income for the prior year through an annual base dividend, supplemented by share buy-backs. ArcelorMittal’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend was designed to provide a minimum payout per year and would rise in order to reflect ArcelorMittal’s underlying growth. In addition to this cash dividend, ArcelorMittal’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment.

A dividend of $0.325 per share was paid in each quarter of 2007.

On April 2, 2007, Mittal Steel (a predecessor of ArcelorMittal) announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. This share buy-back program was completed on September 4, 2007. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9.5 million Mittal Steel class A common shares and ArcelorMittal shares under this program.

On November 14, 2007, ArcelorMittal’s Board of Directors announced that it had recommended increasing the Company’s base dividend from $1.30 to $1.50. This change to the Company’s dividend policy reconfirms ArcelorMittal’s commitment to return 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on net earnings for the twelve months ended December 31, 2007 of $10.4 billion, ArcelorMittal will return a total of $3.1 billion to shareholders in 2008 by paying a cash dividend of approximately $2.1 billion and by implementing a $1.0 billion share buy-back program. This distribution policy was implemented as of January 1, 2008.

On February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its distribution policy. On February 22, 2008, with the acquisition of 14.6 million shares from Carlo Tassara International, an entity controlled by the Zygmunt Lubicz-Zaleski Foundation, ArcelorMittal announced the completion of this program. Out of the 25 million shares purchased from Carlo Tassara International S.A. at a price $68.70 (€46.60) per share, 14.6 million were purchased under the $1.0 billion share buy-back program (which is part of the earnings distribution program) and 10.4 million were purchased under the 44 million shares buy-back program discussed below.

On March 17, 2008, an interim dividend of $0.375 cents per share was paid, and on June 16, 2008, an interim dividend of $0.375 cents per shares was paid. Quarterly dividends are scheduled to be paid on September 15, 2008 and December 15, 2008.

Additional share buy-back programs

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. ArcelorMittal launched this buy-back program on September 13, 2007. The program was rolled over into the current ArcelorMittal as a result of the completion of the merger of (prior) ArcelorMittal into Arcelor and completed on December 13, 2007, for a total outlay of $2.0 billion with an average price of $72.39 per share.

On December 12, 2007, a program to buy back 44 million shares over two years was announced. Purchases under this program began on December 18, 2007. The Company acquired approximately 130,000 shares under this program through the end of 2007, at an outlay of $9 million with an average price of $70.38 per share.

During the six months ended June 30, 2008, ArcelorMittal repurchased an aggregate 22.5 million shares under the 44 million shares buy-back program, at an average price of $75.97 (€50.70), per share and for a total of $1,713 million.

ArcelorMittal held, indirectly and directly, approximately 63.8 million shares in treasury as at June 30, 2008. This is equivalent to approximately 4.41% of the total issued number of shares.

Six months ended June 30, 2008 Compared to Six months ended June 30, 2007

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2008 and 2007:

	Summary of Cash flow Six months ended June 30,
	2007	2008
	(in $ millions)
Net cash provided by operating activities	$ 6,382	$ 6,214
Net cash used in investing activities	(6,891)	(7,983)
Net cash provided by financing activities	1,016	1,513

Net Cash Provided by Operating Activities

For the six months ended June 30, 2008 cash flow from operations decreased to $6,214 million as compared with $6,382 million for the six months ended June 30, 2007, primarily due to higher net income generated from acquired companies, which was partially offset by an increase in working capital needs.

Net Cash Used in Investing Activities

Net cash used in investing activities was $7,983 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Capital expenditures in the six months ended June 30, 2008 remained flat at $2,328 million as compared to $2,318 million for the six months ended June 30, 2007. ArcelorMittal’s major 2007 capital expenditure projects, included: a new coke oven battery at ZKZ Poland; hot strip mill expansion at ArcelorMittal Brasil; various improvements, including coke oven battery and sinter plant upgrades, at ArcelorMittal Kryviy Rih; two new direct reduction kilns at ArcelorMittal South Africa; a new integrated steel mill complex consisting of coke oven battery, blast furnace, basic oxygen furnace, power plant and auxiliary facilities in Bosnia; ArcelorMittal Vega’s expansion plan, and a new steel service center in Krakow, Poland.

The Company expects its capital expenditures to increase in 2008 to approximately $7.0 billion.

ArcelorMittal’s major capital expenditure projects in 2008 include, among others: restart of blast furnace number six at Liege (Belgium) with a capacity of 1.2 metric tonnes, leading to a 2.7 metric tonne capacity for the plant; Acindar (Argentina) steel capacity increase of 300,000 tonnes : revamping of mill in Rodange (Luxembourg), adding 150,000 tonnes of sheet piles capacity; revamping of electrical arc furnace and adding 160,000 tonnes of capacity at Differdange (Luxembourg); restart of 1 metric tonne integrated route in Zenica (Bosnia); two additional direct reduction kilns and de-bottlenecking adding 350,000 tonnes of capacity in Vanderbijlpark (South Africa); iron ore project of 2 metric tonnes (Mexico); new rolling mill of 650,000 tonnes of capacity at Huta Warszawa (Poland); new galvanising line of 310,000 tonnes of capacity at Piombino (Italy); new bar mill of 400,000 tonnes of capacity at Temirtau (Kazakhstan); new steel service centre of 450,000 tonnes of capacity at Krakow (Poland); continuous caster revamping at Dunkerque (France); continuous caster revamping at Fos (France); and new coke batteries of 734,000 tonnes at ZKZ (Poland).

See below “Capital Expenditure and Investments”.

Furthermore, ArcelorMittal plans to continue to invest in mining assets in, among others, Liberia, Senegal, Ukraine, Bosnia, Kazakhstan and Canada.

In connection with the acquisition of certain of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years. As of December 31, 2007, ArcelorMittal and its subsidiaries had capital commitments outstanding of $1.9 billion under privatization and other major contracts.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $1,513 million for the six months ended June 30, 2008, as compared to net cash provided in financing activities of $1,016 million for the six months ended June 30, 2007.

Shareholders’ Equity

Shareholders’ equity (excluding minority interest) increased to $67,149 million at June 30, 2008, compared with $61,535 million at June 30, 2007.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed in full year 2007 amounted to $214 million and $166 million for the six months ended June 30, 2008.

D. Trend Information

Outlook

The Company expects improved financial results in the third quarter 2008. Flat Carbon Americas’ results are expected to significantly improve due to operational improvements and a better operating environment. Asia, Africa and CIS results are expected to improve due to improved volumes and price increases. Long Carbon’s results are expected to improve. ArcelorMittal Steel Solutions and Services results are expected to remain flat. Flat Carbon Europe’s results are expected to decline following seasonal shutdowns and increased cost pressure, while Stainless Steel profitability is set to decline. Our full year effective tax rate is expected to be between 15-20%.

Capital Expenditure and Investments

ArcelorMittal expects its capital expenditures to increase in 2008 to approximately $7.0 billion. ArcelorMittal expects to finance its capital expenditures from cash flows from operations. ArcelorMittal’s major capital expenditure projects in 2008 include, among others: Restart of blast furnace number six at Liege (Belgium) of 1.2 metric tonne, leading to a 2.7 metric tonne capacity for the plant; Acindar (Argentina) steel capacity increase of 300,000 tonnes: revamping of mill in Rodange (Luxembourg), adding 150,000 tonnes of sheet piles; revamping of electrical arc furnace and adding 160,000 tonnes at Differdange (Luxembourg); restart of 1 metric tonne integrated route in Zenica (Bosnia); two additional direct reduction kilns and de-bottlenecking adding 350,000 tonnes in Vanderbijlpark (South Africa); iron ore project of 2 metric tonnes (Mexico); new rolling mill of 650,000 tonnes at Huta Warszawa (Poland); new galvanising line of 310,000 tonnes at Piombino (Italy); new bar mill of 400,000 tonnes at Temirtau (Kazakhstan); new steel service centre of 450,000 tonnes at Krakow (Poland); continuous caster revamping at Dunkerque (France); continuous caster revamping at Fos (France); and new coke batteries of 734,000 tonnes at ZKZ (Poland).

Furthermore, ArcelorMittal plans to invest in mining assets, among others, in Mexico, Brazil, Liberia, Senegal, Ukraine, Bosnia, Kazakhstan and Canada.

In connection with the acquisition of certain of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years.

On January 8, 2008, ArcelorMittal announced the signature of a Memorandum of Understanding with Société Nationale Industrielle et Minière (“SNIM”), Mauritania. Under the terms of the Memorandum of Understanding, SNIM and ArcelorMittal will jointly develop a large iron ore mining project, using the El Agareb iron ore resource in Mauritania. In the first phase of project development, ArcelorMittal will conduct exploratory works and a feasibility study. Onward project execution will be carried out by a joint venture company to be created by SNIM and ArcelorMittal. At the exploratory and prospecting stage, ArcelorMittal’s share will be 30% with an option to increase the stake to 70% once project execution starts.

On January 9, 2008, ArcelorMittal announced that it had signed a definitive agreement to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. The purchase forms part of ArcelorMittal’s strategy to strengthen its welded steel pipes business in South America. Unicon supplies the oil and gas and industrial and construction sectors both domestically and overseas. Total shipments for the year ended March 2007 were 552,000 tonnes. Unicon employs 2,445 people across six pipe making facilities in Venezuela. The transaction closed in April 2008.

On January 24, 2008, ArcelorMittal inaugurated Arceo, its industrial prototype vacuum plasma steel coating line, in Liège, Belgium. The technology behind this prototype was developed by the ArcelorMittal’s research and development department in partnership with the Walloon region of Belgium in order to provide new uses for flat steel products and to expand the ArcelorMittal’s product range. In addition to being environmentally friendly, the vacuum steel process enhances many properties of steel and can endow it with an anti-bacterial, self-cleaning or anti-corrosive properties.

On January 28, 2008, ArcelorMittal, through its steel service center subsidiary SSC Sverige, and BE Group finalized details on the creation of a 50/50 processed flat carbon steel joint venture in Sweden. This joint venture between ArcelorMittal SSC Sverige, located in Karlstad, and the BE Group facility, in Borlänge, will form the third largest producer on the Swedish market, with a market share of 20%, shipments of 120,000 tonnes and a turnover of more than €80 million. ArcelorMittal SSC Sverige is a facility processing 60,000 tonnes of cut-to-length and slitted products for general industry, the automotive industry, construction and stockists. BE Group is a leading steel, stainless and aluminum trading and service company in Northern Europe, which processes annually 60,000 tonnes of cut-to-length and slitted products for general industrial purposes. This transaction closed on June 2, 2008.

On January 31, 2008, ArcelorMittal announced that it had signed agreements to acquire three coal mines and associated assets in Russia for a total consideration of $718 million. The Company will acquire a 97.59% stake in the Berezovskaya Mine together with a 99.35% stake in the Pervomayskaya Mine from OAO Severstal (“Severstal”) in Russia. Both mines produce coking coal and are located in the Kemerovo region in Russia. As part of the agreement ArcelorMittal will acquire the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. It will also acquire the Severnaya Coal Preparation Plant which is part of the Berezovskaya Mine and three companies that provide the mines with associated services and 100% of the Anzherskoye mine. All the transactions are subject to regulatory approval. Annual production from the three operating mines, which combined have an estimated capacity of more than 140 million tons, was 3 million tons run of mill in 2007.

On February 1, 2008, ArcelorMittal announced the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar Industria Argentina de Aceros S.A. (“Acindar”) it did not already own which resulted in a total of 35.0% of Acindar’s capital stock being tendered. On February 14, 2008, the closing date, ArcelorMittal paid the tendering Acindar shareholders $552 million. As of January 31, 2008, ArcelorMittal was the holder of 99.5% of Acindar’s capital stock (including the 64.5% interest in Acindar it held through ArcelorMittal Brasil). Acindar is the largest publicly traded steel company in Argentina and has been listed on the Buenos Aires Stock Exchange since 1948.

On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A, the only major long carbon steel company in Costa Rica, that it did not already own. The other 50% stake was already owned by ArcelorMittal Brasil. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebars and MBQ (merchant bar quality) steel, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year. Both entities employ around 400 people, and mainly serve the construction market in Central America and the Caribbean.

On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority (“IDA”) of Egypt’s Ministry of Trade and Industry to construct a steel plant in Egypt. The license was auctioned in a competitive bidding process and ArcelorMittal’s winning bid was approximately $60 million. Under the terms of the license, the plant will produce 1.6 million tons of steel using DRI technology, and 1.4 million tons of billets through the electric arc furnace. Construction of the plant, which will be located close to the northern Red Sea coast, is expected to start in 2009.

On April 3, 2008, ArcelorMittal announced the acquisition of a 50% share of Gonvarri Brasil to form a Steel Service Centre joint venture. Gonvarri Brasil is one of the major players for servicing automotive, industry and distribution customers. The company is one of the leaders of flat steel processing in Brazil and its activities include pickling, slitting, blanking, and cutting to length, with a total processing capacity of around 1.3 million tons of steel.

On April 16, 2008, ArcelorMittal announced that it would be expanding its joint venture partnership with Nippon Steel Corporation by building a new continuous galvanising line at the I/N Kote facility in New Carlisle, Indiana. The new line will have an annual capacity of 480,000 metric tonnes and, upon completion, will double I/N Kote’s hot-dipped galvanised production capacity. The new line will offer high-grade, high-quality coated sheets that promote improved safety and fuel efficiency in automobiles.

On April 23, 2008, ArcelorMittal announced that it had reached an agreement with Coal of Africa Limited (“CoAL”), a coal development company operating in South Africa. ArcelorMittal will enter into an off-take agreement with CoAL relating to two coal mines. The first, Baobab, is 100% owned by CoAL and has an estimated yield of 2.45 million tonnes per annum. The second, Thuli, is 74 % owned by CoAL and has an estimated yield of 4.2 million tonnes per annum. Full production at both mines is expected to be achieved by 2011.

On May 2, 2008, ArcelorMittal announced a series of measures which will restore a 25% free float in China Oriental Group Company (“China Oriental”) in compliance with the listing rules of the Hong Kong Stock Exchange (“HKSE”). At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum HKSE listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank, together with put option agreements entered into with both banks. As a result of these measures ArcelorMittal’s shareholding stands at 29.6%.

On June 9, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bakermet, a market leader in the scrap metal recycling industry in Eastern Ontario, Canada. Bakermet, which specializes in all types of ferrous and non-ferrous metal, processed approximately 130,000 short tons of ferrous and 40 million pounds of non-ferrous metals in 2007. The plant, located near Ottawa, will secure upstream self sufficiency in shredded metal for ArcelorMittal’s Contrecoeur mill (ArcelorMittal Montreal).

On June 11, 2008, ArcelorMittal announced the allocation of a mining lease in respect of the Karampada iron ore deposit to the Company by the Governments of India and Jharkhand for its integrated steel plant to be based in Jharkhand. The Karampada iron ore deposit is located in West Singhbhum district of Jharkhand with estimated resources of 65 million tonnes of iron ore.

On June 16, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bayou Steel, a producer of structural steel products with facilities in LaPlace, Louisiana, and Harriman, Tennessee, for $475 million. The transaction is subject to regulatory approval. Bayou Steel is an independent producer of medium and light structural steel and bar size products. Through its Mississippi River Recycling division, Bayou Steel operates an automobile shredder at the LaPlace facility, as well as barge wrecking and full-service scrap yards at LaPlace and its facility in Harvey, Louisiana. The company also has a deepwater dock and distribution network, including four stocking locations in the United States.

On June 23, 2008, ArcelorMittal announced that it had signed an agreement to acquire the Mid Vol Coal Group. Mid Vol, located in southern West Virginia and southwestern Virginia in the Central Appalachian Coal Basin, produced 1.5 million tons of metallurgical coking coal in 2007 and has estimated recoverable saleable reserves and resources in excess of 85 million tons.

On June 27, 2008, ArcelorMittal, Hunan Valin Group and Hunan Valin Steel Co. Ltd. announced a new development in their relationship with the launch of Valin ArcelorMittal Automotive Steel, an industrial and commercial automotive joint venture that will have an annual production capacity of 1.2 million tonnes of flat carbon steel, mainly for automotive applications. Products will include cold rolled steel, galvannealed steel and pure zinc galvanized steel. The establishment of this new joint venture remains subject to regulatory approval. Hunan Valin Steel Co., Ltd will own 34% of the new joint venture and ArcelorMittal and Hunan Valin Group will each have a 33% equity share. The new activity will be located in Hunan Province next to Hunan Valin Steel Co.’s subsidiary, Lianyuan Steel, which will supply hot rolled coil to the new joint venture.

On June 29, 2008, ArcelorMittal announced that it had increased its stake in Macarthur Coal Limited from 14.9% to 19.9%, following the acquisition of a further 5% stake (10,607,830 shares) from Talbot Group Holdings. The shares were purchased at 20 Australian dollars per share, bringing ArcelorMittal’s total investment in Macarthur Coal to $843 million Australian dollars ($810 million).

On June 30, 2008, ArcelorMittal announced its intention to acquire 60% of the entire issued share capital of Dubai Steel Trading Company LLC (“DSTC LLC”). DSTC LLC’s distributes approximately 120,000 tonnes of products per year.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent Developments (since June 30, 2008):

Upstream Activities:

On September 3, 2008, ArcelorMittal and Kalagadi Manganese announced the unconditional participation of ArcelorMittal in Kalagadi Manganese, observing that all conditions precedent to the joint venture to develop Kalagadi’s manganese deposits have been satisfied and the subscription amount paid. The U.S.$432.5 million deal will result in the establishment and implementation of a joint venture between ArcelorMittal (owning 50%), Kalahari Resources, a majority black women-owned and controlled company (owning 40%), and Industrial Development Corporation Limited, the South African state-owned financier (owning 10%). The project, which is due to come on-line in 2010, includes plans for development in South Africa such as construction of a smelter complex in Coega, the establishment of a manganese ore mine and sinter plant expected to ultimately produce 2.4 million tonnes of sinter product per year, and the building of a 320,000 tonnes per annum ferromanganese alloy production facility.

On August 20, 2008, ArcelorMittal announced that the Company has agreed to acquire 100% of the issued share capital of London Mining South America Limited, an iron ore miner in the state of Minas Gerais, Brazil, from Oslo listed London Mining plc for approximately U.S.$764 million. The transaction also includes the assignment of inter-group loans from London Mining of approximately U.S.$46 million. The total consideration payable to London Mining will amount to approximately U.S.$810 million. Subject to further technical analyses, ArcelorMittal will consider investing up to U.S.$700 million to increase production in the medium term of iron ore concentrate and lump ore. ArcelorMittal has also reached an agreement (subject to contract) with Canadian based Adriana Resources Inc. for the development of an iron ore port facility in the State of Rio de Janeiro, Brazil and intends to use its share of the port’s capacity to export iron ore from the London Mining South America Limited mine to its steel facilities in the Atlantic basin.

On August 7, 2008, ArcelorMittal, announced new investments of $1.6 billion in its long carbon steel operations in Brazil. The investments are in addition to the $1.2 billion of investments previously announced in respect of the expansion of the Monlevade plant in Minas Gerais. These investments will expand ArcelorMittal’s crude steel production capacity in the long carbon sector in Brazil by an additional 2.6 million tons. This represents an increase from 3.9 million tons per year to 6.5 million tons per year. The investment is expected to be completed within 30 months. The new investment program will consist of the construction of: two new Blast Furnaces, with a total capacity of 400,000 tons per year; 2 electric arc furnaces, one with a capacity of 1.2 million tons per year, and a second with a capacity of 800,000 tons per year; a ladle furnace; two new continuous casters; a rebar mill with a capacity of 520,000 tons per year; a merchant bar quality/special bar quality Mill with capacity of 500,000 tons per year to produce special bars for the automotive industry; and a structural mill with a capacity of 650,000 tons per year for the production of medium/heavy structural sections.

On August 4, 2008, ArcelorMittal, announced that it had signed an agreement to acquire the Koppers’ Monessen Coke Plant from Koppers Inc. for $US 160 million. Koppers’ Monessen Coke Plant, located in Monessen, Pennsylvania produced 320,000 metric tons of metallurgical coke in 2007. The transaction is subject to receipt of relevant regulatory approvals.

On July 21, 2008 ArcelorMittal announced that it had signed an agreement to acquire the Concept Group (“Concept”). Concept, located in southern West Virginia and adjacent to the recently acquired Mid Vol Coal Group in the Central Appalachian Coal Basin, produced 0.8 million tons of metallurgical coking coal in 2007.

On July 16, 2008, ArcelorMittal announced it had acquired the remaining 60% of the shares in Rolanfer Recyclage S.A. (“Rolanfer”) that it did not previously own. Rolanfer is based in Yutz (France) near Thionville on the Luxembourg border and operates a shredder at the port of Illange.

Steel Production Initiatives:

        On August 13, 2008, ArcelorMittal announced that the Company signed a joint venture agreement for the production and sales of electrical (silicon) steel with Hunan Valin Steel Group Co., Ltd., following the auto sheet joint venture agreement signed by both parties in June. The new JV, named Valin ArcelorMittal Electrical Steel Co., Ltd is equally owned by the two parties. The joint venture plans to build cold rolling and processing facilities for the production of non-grain oriented (NGO) and grain oriented (GO) electrical steels. The total investment is estimated at 6.5 billion renminbi, aiming for an annual production of 400,000 tons of non-grain oriented and 200,000 tons of grain oriented steel. ArcelorMittal will transfer its latest non-grain oriented and grain-oriented technologies to the joint venture. In addition, Valin Lian’gang, a subsidiary of Valin Steel Tube & Wire, signed a supply agreement with the joint venture and a Technology License Agreement with ArcelorMittal for the transfer of non-grain oriented and grain-oriented upstream technologies in order to supply high-quality hot-rolled substrate to the joint venture.

On August 11, 2008, ArcelorMittal, announced that it had signed an agreement to acquire 49% of the share capital of MPP - Mineração Pirâmide Participações Ltda (“MPP”). MPP is a mining company located in Corumbá in the State of Mato Grosso do Sul, Brazil. MPP’s activities are focused on the exploration and development of iron ore and manganese resources in the region. The price to be paid by ArcelorMittal will be calculated based on the amount of iron ore and manganese resources “in situ” assessed according to the Code for the Reporting of Mineral Resources and Ore Reserves of the Australasian Joint Ore Reserves Committee.

On August 4, 2008, ArcelorMittal announced that it plans to construct a new steel mill in Mexico involving an investment of $600 million. The mill, designed to be energy-efficient and environmentally responsible, will produce carbon steel and bars including rebar, merchant bar quality and special bar quality products that will principally serve the construction and automotive sectors. The facility will be based on electrical steel making equipment with capacity of one million of metric tons of billets per year and a new bar rolling mill with a capacity of 500,000 metric tons. This additional production will be directed to the domestic market, mainly to produce high added value steel products but also to support the Government of Mexico’s National Infrastructure Plan and Housing Program. The commencement of construction will be subject to the receipt of appropriate regulatory approvals by the relevant local authorities.

On July 22, 2008, ArcelorMittal announced a €76 million ($118 million) investment to expand electrical steel production capacity at its Saint Chély d’Apcher plant in Southern France, a move in line with ArcelorMittal’s strategy to strengthen its position in high value-added steel products and solutions that contribute to lower carbon dioxide emissions. The addition of a new 180,000 tonne capacity continuous annealing line will take Saint Chély d’Apcher’s capacity to 210,000 tonnes per year of mostly high end non-grain oriented electrical steels, which are used, among other things, in electric engines and wind turbines. The new line is scheduled to become operational during the second quarter of 2010.

On July 3, 2008, ArcelorMittal and AREVA signed an agreement for a €70 million ($110 million) investment aimed at increasing production of certain products for the nuclear industry, at the steel plant of Industeel, a subsidiary of ArcelorMittal. The investment, which will be staggered between 2008 and 2010, is targeted to increase ingot production capacity significantly (from 35,000 tonnes to 50,000 tonnes per year). In addition, the two companies announced that they plan to implement a joint 3-year metallurgy research and development program that will be conducted at the Creusot Materials Research Center.

On June 16, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bayou Steel, a producer of structural steel products with facilities in LaPlace, Louisiana, and Harriman, Tennessee, for $475 million. The transaction closed on July 31, 2008.

Downstream Activities

On July 25, 2008, ArcelorMittal acquired a 70% share of Manchester Tubos e Perfilados S.A, a Brazilian steel processor and distributor located in Contagem, Minas Gerais. This new acquisition will reinforce ArcelorMittal’s downstream position in Brazil, following the acquisition on April 3, 2008 of a 50% stake in Gonvarri Brasil. With the acquisition of Manchester, and with its partnership interest in Gonvarri, ArcelorMittal will widen its product offering in the distribution segment in Brazil, allowing it to offer an extended range of flat products (coils and blanks), profiles, tubes and pipes.

On July 14, 2008, ArcelorMittal and Primex (Germany) reached an agreement whereby ArcelorMittal Stainless International acquired the 35% stake in Uginox Sanayi ve Ticaret Limited Sirketi that was owned by Primex.

On July 1, 2008, ArcelorMittal acquired Astralloy Steel Products Inc. (“Astralloy”), a subsidiary of IMS International Metal Service. Astralloy operates three warehouses and employs 60 people in North America. Its 2007 revenues were $34 million.

Other key events

On September 19, 2008, ArcelorMittal confirmed that it is currently contemplating a transaction involving the introduction of black economic empowerment into ArcelorMittal South Africa. There is no guarantee that the transaction will be forthcoming. ArcelorMittal indicated that it would update the market if and when appropriate. Black economic empowerment is a program launched by the South African government to redress the inequalities affecting previously disadvantaged groups in the country through promotion of their participation in the economy.

On September 17, 2008, the Company announced a new “management gains” plan targeting a total cost savings of U.S.$4 billion over the next five years. The plan will target increasing employee productivity, reducing energy consumption and decreasing input costs to achieve a higher yield and improved product quality.

On September 16, 2008, Fitch Ratings upgraded the Company’s “Long-term Issuer Default” (LT IDR) and senior unsecured ratings to “BBB+” from “BBB” and affirmed the “Company’s Short-term Issuer Default” rating at “F2”, with the outlook on the LT IDR now “Stable.”

On September 12, 2008, Standard Iron Works filed a Class Action Complaint in U.S. district court against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers alleging that the defendants conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. law. The Complaint has been served on ArcelorMittal USA Inc., but not yet on ArcelorMittal. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. However, ArcelorMittal considers the allegations in the Complaint to be entirely unfounded.

On July 11, 2008, ArcelorMittal announced the launch of a new clean technology venture capital fund (with an initial clean technology investment of $20 million in Miasolé).